Imperial Capital, LLC

Statement of Financial
Condition
December 31, 2023
Public Document

Imperial Capital, LLC

Statement of Financial Condition
December 31, 2023

Public Document

Imperial Capital, LLC

Contents

PUBLIC DOCUMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of March , 20 24, by Mark Martis

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



SARA VALERIE WILLIAMS
Notary Public · California
Los Angeles County
Commission # 2392477
My Comm. Expires Feb 3 2026

(Seal)   Signature Sara Williams



Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

515 S Flower St, 47th Floor
Los Angeles, CA 90071

Report of Independent Registered Public Accounting Firm

To the Managing Member of
Imperial Capital, LLC
Los Angeles, California

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (the "Broker-Dealer") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 1997.

Los Angeles, California

March 27, 2024

Statement of Financial Condition

Imperial Capital, LLC

Statement of Financial Condition

As of December 31, 2023

Assets

Cash and cash equivalents	$	14,857,034
Restricted cash		325,006
Security positions, at fair value		134,744
Accounts receivable:		
Corporate finance fees, net of allowance of $845,250		927,939
Bank debt commissions		22,384
Receivables from affiliates		352,865
Equipment, furniture, leasehold improvements and software, net		3,531,895
Operating lease right of use assets		12,174,663
Prepaid and other assets		1,180,183
Goodwill, net		7,816,063
Total assets	$	**41,322,776**

Liabilities and Member's Equity

Liabilities

Commissions and bonuses payable	$	5,024,732
Accounts payable and accrued liabilities		2,258,894
Payables to affiliates		159,974
Operating leases payable		14,721,190
Total liabilities		**22,164,790**

Commitments and Contingencies (Notes 7, 8 and 12)

Member's equity		19,157,986
Total liabilities and member's equity	$	**41,322,776**

See the accompanying notes to the Statement of Financial Condition.

Imperial Capital, LLC

Notes to Statement of Financial Condition

1. General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company (the Company), was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from various offices within the United States. The Company is a wholly-owned subsidiary of Imperial Capital Group, LLC (the "Parent").

The Company has an agreement with a clearing broker (Pershing, LLC) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement and Possession or Control Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

IC operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii). In addition, the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the following: (1) trading securities for the Company's account; (2) referring securities transactions to other brother-dealers; (3) receiving transaction-based compensation for identifying potential merger and acquisitions opportunities for clients; (4) participating in distributions of securities (other than firm commitment underwiriting) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragran (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and no the company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined) in Rule 15c3-3 throughout the most recent fiscal year without exception.

The Company offers sales and trading in fixed-income investments in the following segments: high yield, high-grade, emerging markets, structured products and bank debt. The Company provides sales and trading in all segments of equities. In addition, the Company offers investment banking services such as advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings, private placements and similar corporate finance matters as well as underwriting activities in initial and secondary offerings.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at banks and financial institutions and, at times, balances may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at banks and brokerage accounts. Accounts at each bank are insured by the Federal Deposit Insurance Corporation and brokerage accounts with the Securities Investors Protection Corporation up to certain limits. At December 31, 2023, the Company had approximately $13.7 million in excess of insured limits.

Imperial Capital, LLC

Notes to Statement of Financial Condition

Restricted Cash

Restricted cash includes cash in banks subject to withdrawal restrictions and cash segregated in compliance with regulatory regulations and deposits held with Pershing, LLC.

Valuation of Investments

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models, as determined by the Company's management.

Fair Value Hierarchy

The Company follows the accounting guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurements. The accounting guidance defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The accounting guidance maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments includes cash instruments for which quoted prices are available but are traded less frequently, derivative instruments whose fair values have been derived using a model where inputs to the model are directly observable in the market and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Investments in private investment companies measured using net asset value as a practical expedient are not categorized within the fair value hierarchy.

Valuation Process for Financial Instruments

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

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In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The Company may use an independent third party to determine valuations of certain securities. These securities consist of units and warrants. The units are valued based on the publicly traded prices. The warrants are then valued using the Binomial Lattice framework or the Black Scholes model depending on the features of the securities. Specifically, the warrants with no redemption feature are valued using a Black Scholes model while the securities with redemption feature are valued using a Binomial Lattice framework. Further, the analysis was performed within a calibration framework wherein the public stock and warrant prices were considered to imply the volatility of the underlying stock and the implied volatility was then used to estimate the value of the underwriting private warrants. The model also considers the securities restrictions as to when it can be sold or expires worthless and the Company's limited liquation preferences.

Securities Subject to Contractual Sale Restrictions - The Company may receive units or warrants as earned fees for services provided. At the time of issuance, the Company determines the fair value of the units or warrants using the publicly traded stock prices and the fair value of warrants using the Black Scholes model for securities with no redemption feature and a Binomial Lattice framework for warrants which have a redemption feature. The analysis further includes discounts for lack of marketability, the limited term and restrictions on liquidation preferences.

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable and Accrued Liabilities - The carrying amounts of cash and cash equivalents and restricted cash, accounts receivables and accounts payable and accrued liabilities approximates fair value due to the short-term nature of these instruments.

Exchange-Traded Equity Securities - Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are generally categorized within Level 1 of the fair value hierarchy. To the extent these securities are actively traded, valuation adjustments are not applied. Equity securities not traded on an exchange or reported in a trade reporting system and securities that are generally restricted from resale are valued at estimated fair value as determined by the Company's management and are generally categorized within Level 2 or Level 3 of the fair value hierarchy.

Corporate Bonds - The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable) and would be classified within Level 1 or Level 2. The Company also deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction.

The fair value of high-yield and distressed debt securities is estimated based on expected cash returns based on potential transaction expectations, reorganization documents, court orders or past experience with similar securities and are classified as Level 3. The amounts realized from future

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transactions may differ materially from the market values reflected in the statement of financial condition.

Warrants - The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Exchange-traded warrants are generally valued based on quoted prices from the exchange and are considered Level 1. Warrants not traded on an exchange are valued at estimated fair value as determined by the Company's management based on potential transaction expectations or option pricing models and are considered Level 3.

Investment in a Limited Liability Company - The Company invests in a limited liability company that calculates net asset value per share. The Company values this investment at net asset value per share, in accordance with accounting guidance that allows for net asset value per share to be used as a practical expedient for fair value provided that: 1) the investment does not have a readily determinable fair value, and 2) the entity has all of the attributes of an investment company or issues financial statements using guidance that is consistent with the accounting guidance for investment companies. An investment in a limited liability company that utilizes net asset value ("NAV") to measure its fair value is omitted from the leveling table in Note 3 due to the adoption of Accounting Standards Update ("ASU") 2015-07 (Fair Value Measurement (Topic 820)). Due to the nature of the investment, it is possible that investments in the limited liability company will be sold at amounts materially different from the NAV of the investment.

Allowance

The Company uses specific identification and risk assignment based on the future collection of accounts receivable.

Prepaid and Other Assets

Prepaid and other assets consist primarily of prepaid market data services, rents and deposits on leased office space. Also included are receivables from customers and advances to employees.

Equipment, furniture, leasehold improvements and software

Equipment, furniture, leasehold improvements and capitalized software are recorded at cost. Depreciation on equipment, furniture and capitalized software is provided using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements that are paid by the Company and then funded by the landlord or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease.

Leases

The Company uses FASB Accounting Standards Codification (ASC) 842, "Fair Value of Operating Leases", for its operating leases. The Company recognizes the operating lease right of use assets ("ROU") and an operating lease liability representing an obligation to make future lease payments for operating leases, measured on a discounted basis in the Statement of Financial Condition.

In addition, the Company entered into a lease purchase agreement under the terms of agreement over a three-year period. The Company recorded the present value of the equipment and a corresponding liability.

Credit Losses

The Company uses FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments" to measure its expected credit losses. This ASU amended several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

Interest Rates

The Company uses FASB issued Accounting Standards Update ('ASU') 2020-04, "Reference Rate Reform (Topic 848). The ASU applies primarily to transactions that reference LIBOR or another reference rate expected to be discounted and replaced with alternative reference rates. The Company's adoption of ASU 2020-04 had no impact on its Statement of Financial Condition as the Company's primary funding source, subordinated borrowings, is tied to the prime rate.

Goodwill

Goodwill is subject to annual impairment testing. The Company evaluates goodwill for impairment as appropriate with changing events or circumstances, and at a minimum, on an annual basis. A significant impairment could have a material adverse effect on the Company's financial condition and results of operations. No impairment charges were recorded during the year ended December 31, 2023.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected undiscounted future cash flows. No impairment charges were recorded during the year ended December 31, 2023.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes. Income of the Company is taxed to its member in its respective return.

In accordance with ASC Topic 740, Income Taxes, the Company follows the accounting guidance for uncertainty in income taxes, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the Statement of Financial Condition when it is more likely than not,

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based on the technical merits, that the position will be sustained upon examination. The Company does not believe it has any uncertain tax positions that require recognition as of December 31, 2023.

The following table presents the earliest tax years that remain subject to examination by jurisdiction:

Jurisdiction	As of December 31, 2023
U.S. Federal	2020
New York State and City	2020
California State	2019

Use of Estimates

The preparation of Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

Accounting Pronouncement Adopted

Fair Value Measurement – Equity Securities Subject to Contractual Sale Restrictions

The Company adopted Fair Value Measurement of Equity Securities Subject to Contractual Sales Restrictions, with no material impact on the Company's financial condition or its results from operations.

2. Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Additionally, the Company maintains a clearing deposit with Pershing, LLC to satisfy the requirement under its clearing agreement. This entire deposit is held in a cash account. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days.

The following are financial instruments that are cash and cash equivalents:

December 31,		2023
Cash held at Pershing, LLC, including money market of $8,007,042	$	10,082,985
Cash in banks, including money market of $508,514		4,774,049
Cash and cash equivalents– unrestricted		14,857,034
Cash in bank held in segregated account for exclusive benefit of customers – restricted		75,000
Clearing cash deposits held at Pershing, LLC		250,006
Cash restricted		325,006

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Total unrestricted and restricted cash		$	15,182,040

3. Investments

The following table presents the Company's investments recorded at fair value as of December 31, 2023 based upon the fair value hierarchy in accordance with accounting guidance issued by the FASB on fair value measurements:

Investments		Fair Value Hierarchy						
		Level 1		Level 2		Level 3		Total
Assets								
Common, preferred stocks and warrants	$	52,495	$	77,436	$	4,347	$	134,278
Investment in a limited liability company LLC measured at NAV*		-		-		-		466
Total	$	52,495	$	77,436	$	4,347	$	134,744

*Certain investments that are measured at fair value using the NAV have not been categorized in the fair value hierarchy. This amount is included in the table so fair value of the investments listed in the Statement of Financial Condition is reconciled.

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2023, in the following table. The securities held in Level 2 are publicly traded but restricted due to the timing of when they can be sold.

During the year, there were no transfers from Level 1 or Level 2 to Level 3. The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

The Company has adopted Financial Accounting Standards Board ("FASB") ASU 2022-03, "Fair Value of Equity Securities Subject to Contractual Sales Restrictions." Securities with contractual restrictions are included in Level 2 are common stocks and warrants with a fair value of $77,436 that are limited as to when they can be sold based on future events. The common stocks have no value and the warrants have a strike price of $12.00, expiration dates of October 2025 to November 2028 and are significantly out-of-the money. This discount is reflected in the current market prices. Both the common stocks and warrants are restricted due to future events outside of the Company's control.

As of December 31, 2023, the Company had the following investment in an entity that calculates net asset value per share:

December 31, 2023

Description	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
		(In thousands)		
Equity Long /Short Hedge Fund (a)	$ -	$ -	**Annually**	**90 days**

(a) This class includes investments in a hedge fund that targets special situation, deep-value investments in both long and short positions throughout the capital structure. Management of the hedge fund has the ability to shift investments through the capital structure, from small to large capitalization companies in all industries, and from a net long position to a net short position. The

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fair values of the investments in this class have been estimated using the net asset value of the investment.

Level 3 Valuation Techniques

The following table summarizes the Company's Level 3 fair value valuation techniques as of December 31, 2023:

Assets (at fair value)	Fair value at December 31, 2023	Valuation technique	Unobservable Inputs
Common stocks and warrants	$ 4,347	Cost method and future value based on corporate announcements.	Lack of marketability
Total Level 3	$ 4,347		

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. Unrealized gains or losses on these derivative contracts are recognized currently in the Statement of Operations as a component principal transactions. The Company does not apply hedge accounting as defined in guidance issued by the FASB on accounting for derivative instruments and hedging activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required are generally not applicable with respect to these financial instruments.

5. Equipment, Furniture, Leasehold Improvements and Software

Equipment, furniture, leasehold improvements and software have the following useful lives and are composed of the following at December 31, 2023:

	Useful life	2023
Computer hardware and software	3-5 years	$ 4,827,742
Leasehold improvements	Lease term	6,443,870
Furniture and fixtures	7 years	860,007
Office equipment	5 years	302,654
Total		12,434,273
Less accumulated depreciation and amortization		(8,902,378)
		$ 3,531,895

During the year the Company entered into a lease-purchase agreement for phone equipment. The Company recorded an addition to office equipment of $129,768 and a corresponding lease liability. Under the term the three-year lease agreement the Company will make annual payments of $35,126 commencing in February 2024.

6. Subordinated Borrowings

The Company entered into a credit agreement with a bank for a revolving note and cash subordination agreement (the Subordinated Debt Facility) and as amended provides for borrowings under a line of credit of up to $15,000,000 through May 18, 2024. The note bears interest at prime plus 50 basis points and payments on the unused line of credit are made monthly at a rate of 0.50%. The Subordinated Debt Facility constitutes a satisfactory subordinated agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. As of December 31, 2023, no amounts were outstanding under the Subordinated Debt Facility.

7. Leases

The Company's existing lease arrangements are operating leases. The Company records an operating lease ROU and corresponding operating lease liabilities on its balance sheet, representing an obligation to make lease payments for operating leases, measured on a discounted basis. The Company measures its ROU assets and lease liabilities at the present value of future lease payments using the incremental borrowing rate as the discount rate. The incremental borrowing rate ranged from 2.52% to 7.20% that varies depending on the office location, and the weighted average discount rate is 6.41% at December 31, 2023.

As of December 31, 2023, ROU assets totaling $14.7 million consists of four operating leases for office space. The remaining operating leases may include optional renewal periods and the Company has concluded that operating lease extensions are not reasonably certain of being exercised and thus have not been included in lease accounting. The Company's New York City lease contains a break clause after a period of five years and due to favorable renewal conditions, the Company is expected to renew the lease.

Maturities of lease liabilities at December 31, 2023 are as follows.

Years ending December 31,	Amount
2024	$ 3,162,636
2025	3,218,079
2026	3,295,686
2027	3,034,984
2028	1,028,859
2029 and thereafter	4,346,672
Total minimum operating lease payments	18,086,916
Less imputed interest	3,365,726
Operating lease liability	$ 14,721,190

As of December 31, 2023, the weighted-average remaining lease term for all operating leases is 6.3 years which expire through February 2033.

Additionally, in connection with two operating office leases, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlords, totaling $3.0 million. As of December 31, 2023, there have been no amounts drawn under the letters of credit.

8.   Commitments and Contingencies

Legal Matters

The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's Statement of Financial Condition.

Indemnification Agreements

Under its Limited Liability Company Agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its Limited Liability Company Agreement and Delaware Law.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. There are no known contingent liabilities associated with these indemnification agreements as of December 31, 2023.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the client accounts introduced by the Company. As of December 31, 2023, there were no amounts to be indemnified to the Clearing Broker for these accounts.

9.   Transactions with Affiliates

The Company has transactions with certain affiliates and employees. Included in the Statement of Financial Condition and the Statement of Operations are the following related party transactions:

Statement of Financial Condition

Receivables from Affiliates	$	352,865
Payables to Affiliates	$	159,974

Included in prepaid and other assets are employee advances totaling $166,981. These advances are primarily in the form of retention bonuses that are amortized over a period of time and others treated as payroll deductions.

10.   Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for 30 days or longer. Employees may contribute up to a maximum employee contribution of $19,500. For participants age 50 and above, the contribution limit for additional catch-up contributions was $6,500. The Company generally matches 2% of the employees' compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company's match is 100% vested upon contribution by the Company.

11. Net Capital Requirements

The Company is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC, which, under the alternate method, requires net capital to be not less than the greater of $250,000 or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At December 31, 2023, the Company had net capital of $8,371,714 which was $8,120,432 in excess of the required net capital.

The Company follows SEC guidance, "Treatment of Operating Leases under Rule 15c3-1" when transitioning to the new leasing standard. Accordingly, the Company adopts the following accounting policy for computing net capital:

- When computing net capital, the Company cannot add back an operating lease asset to offset an operating lease liability unless the asset and the liability arise from the same operating lease; and the amount of the asset as to each lease may not exceed the liability on the balance sheet arising from that lease.

This rule also requires the Company to notify and sometimes obtain approval from the SEC for significant withdrawals of capital. Additionally, the Company may be prohibited from expanding its business or paying dividends if resulting net capital falls below the regulatory limit.

12. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of clients. If the transactions do not settle because of failure to perform by either the client or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by clients or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries, The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. The Company may enter into options transactions that are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying

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degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

13.   SEC Rule 15c3-3

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).). In addition, the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities as defined below.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions as follows:

The Company enters into various transactions that are exempt under SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii). In addition, the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the following: (1) trading securities for the Company's account; (2) referring securities transactions to other broker-dealers; (3) receiving transaction-based compensation for identifying potential merger and acquisitions opportunities for clients; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined) in Rule 15c3-3) throughout the most recent fiscal year without exception.

14.   Subsequent Events

Management has evaluated subsequent events through the date the financial statements are issued. Management has determined that there are no material events that would require adjustments to, or disclosure in, the Company's Statement of Financial Condition.

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